

SEC Mail Processing Section
MAY 17 2017
Washington DC
408

17017195

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Isaak Bond Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 South Wadsworth Boulevard, Suite 590
(No. and Street)

Lakewood	CO	80235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Lemek — 303-623-7500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Ave., Suite 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
MAY 17 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Lemek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A .


TAMRA SCHROEDER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164021574
MY COMMISSION EXPIRES JUNE 7, 2020

Donald J. Lemek
Signature

VP of Operations & CFO
Title

Tamra Schroeder
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Financial Statements
and
Independent Auditors' Report
December 31, 2016

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3)

A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commisson simultaneously herewith as a public document.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary (the "Company") as of December 31, 2016, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Isaak Bond Investments, Inc. and Subsidiary as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

EKS&H LLLP
EKS&H LLLP

March 17, 2017
Denver, Colorado

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2016

Assets

Assets	
Cash and cash equivalents	$ 26,077
Due from clearing broker and dealers	447,668
Interest receivable	36,310
Other receivables	79,230
Employee advances	8,176
Due from stockholders	108,307
Securities owned, substantially pledged as collateral for amounts due to clearing broker	3,503,722
Cash surrender value of life insurance	294,477
Property and equipment, net of accumulated depreciation of $220,421	90,829
Other assets	150,323
Total assets	$ 4,745,119

Liabilities and Stockholders' Equity

Liabilities	
Due to clearing broker, collateralized by securities owned	$ 1,930,995
Commissions payable	263,388
Accrued expenses	49,039
Subordinated debt	861,000
Deferred rent	14,465
Capital lease obligation	5,188
Total liabilities	3,124,075
Commitments	
Stockholders' equity	
Common stock, $1 par value; 500,000 shares authorized; 39,759 shares issued and outstanding	39,759
Additional paid-in capital	698,672
Retained earnings	882,613
Total stockholders' equity	1,621,044
Total liabilities and stockholders' equity	$ 4,745,119

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Income
For the Year Ended December 31, 2016

Revenues	
Net trading gains and commissions	$ 3,330,312
Syndicate underwriting	449,578
Interest	275,839
Total revenues	4,055,729
Expenses	
Employee compensation and benefits	2,961,018
Other operating expenses	458,971
Interest	185,694
Clearing charges	205,380
Occupancy and equipment rental	74,102
Depreciation and amortization	30,520
Total expenses	3,915,685
Net profit	$ 140,044

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - December 31, 2015	39,759	$ 39,759	$ 698,672	$ 742,569	$ 1,481,000
Net profit	-	-	-	140,044	140,044
Balance - December 31, 2016	39,759	$ 39,759	698,672	$ 882,613	$ 1,621,044

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors For the Year Ended December 31, 2016

Subordinated liabilities at December 31, 2015	$	861,000
Issuance of subordinated debt		-
Subordinated liabilities at December 31, 2016	$	861,000

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities	
Net profit	$ 140,044
Adjustments to reconcile net profit to net cash provided by operating activities	
Depreciation and amortization	30,520
Cash surrender value of life insurance	(12,572)
Changes in assets and liabilities	
Due from clearing broker and dealers	(177,466)
Interest receivable	3,027
Other receivables	(9,677)
Employee advances	42,678
Securities owned	(1,139,296)
Other assets	3,190
Due to clearing broker	1,150,498
Commissions payable	(8,269)
Accrued expenses	(6,157)
	(123,524)
Net cash provided by operating activities	16,520
Cash flows from investing activities	
Purchase of property and equipment	(48,361)
Net cash used in investing activities	(48,361)
Cash flows from financing activities	
Due from stockholders	(9,296)
Payments on capital lease obligations	(1,984)
Net cash used in financing activities	(11,280)
Net decrease in cash and cash equivalents	(43,121)
Cash and cash equivalents - beginning of year	69,198
Cash and cash equivalents - end of year	$ 26,077

Supplemental disclosure of cash flow information:

Cash paid for interest for the year ended December 31, 2016 was $185,694.

See notes to consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. On July 1, 2010, the Company elected S corporation status. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities. The Company's wholly owned subsidiary, Funds Management Corp. ("Management Corp."), has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Hilltop Securities, Inc. ("Hilltop Securities"). Hilltop Securities carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades and executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Clearing Deposit and Other Assets

Other assets include $50,267 deposited with Hilltop Securities to offset certain risks assumed by Hilltop Securities related to the clearing and settling of securities and cash transactions on behalf of the Company.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of municipal bond securities invested in a diversified portfolio of municipal bond positions.

Securities transactions are initiated on a fully disclosed basis with Hilltop Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Fair values are based upon quoted market prices. The fair value of those financial instruments is recorded in securities owned or due to clearing broker, as appropriate. Unrealized gains or losses resulting from these financial instruments are recorded in trading revenues.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting

The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Revenue Recognition and Securities Owned

The Company recognizes revenue relating to proprietary securities transactions and commission income and expense related to customers' securities transactions on a trade-date basis. Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace with the resulting net unrealized gains and losses included in earnings of the current period.

Income Taxes

The Company has elected to be treated as an S corporation for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company follows the guidance of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. ASC Topic 740 prescribes a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

Interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2016.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Accounting

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets at fair value on a recurring basis as of December 31, 2016:

Description	Level 1	Level 2	Level 3	Total
US Treasuries	$ 77	$ -	$ -	$ 77
Municipal bonds	-	2,408,593	-	2,408,593
Corporate bonds	-	1,095,052	-	1,095,052
Total	$ 77	$ 3,503,645	$ -	$ 3,503,722

The Company values US Treasuries based on readily available marketplace quotes from Treasury dealers based on a high volume of specified securities. Municipal and corporate bonds are valued based on trades of the bonds within a publicly observable marketplace. The bond market is based on negotiated contracts between a limited number of parties rather than high-volume exchange transactions. The pricing of bonds can be determined through review of transactions involving the specified bond or a like-kind bond.

Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2016 are reported in trading revenues and in other revenues as follows:

	Trading Revenues	Interest
Total gains or losses included in earnings for the year ended December 31, 2016	$ 3,308,037	$ 275,839

Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserve and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At December 31, 2016, the Company maintained $2,111,970 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of December 31, 2016.

Note 4 – Capital Leases –Future Minimum Lease Payments

The Company leases office equipment under an agreement that is classified as a capital lease. The cost of equipment under capital leases is included in the consolidated statement of financial condition as property and equipment and was $10,242 for the year ended December 31, 2016. Accumulated amortization of the leased equipment at December 31, 2016 was approximately $5,083. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2016 are as follows:

Year Ending December 31, 2016	
2017	2,529
2018	2,529
2019	671
	5,729
Less amount representing interest	(541)
Capital lease obligation	$ 5,188

Note 5 - Commitments

Operating Leases

The Company leases facilities under a non-cancelable operating lease. Rent expense for this lease was $69,632 for the year ended December 31, 2016, net of $6,100 of sublease income.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31	
2017	53,400
2018	31,700
	$ 85,100

Note 6 - Subordinated Debt

Borrowings under subordination agreements at December 31, 2016 are owed to the Company's majority stockholder as follows:

Interest at prime plus 2% (5.75% at December 31, 2016), $100,000 due March 31, 2018, $261,000 due May 31, 2018, $100,000 due October 31, 2018, and $400,000 due August 30, 2018	$ 861,000

For the year ended December 31, 2016, interest expense related to the subordinated debt was $47,424.

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Note 7 - Employee Benefit Plan

The Company's Section 401(k) profit sharing plan covers substantially all full-time employees. The Company's profit sharing contributions to this plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. For the year ended December 31, 2016, the Company accrued a profit sharing contribution of $30,000 on the Consolidated Statement of Financial Condition.

Note 8 – Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. For the year ended December 31, 2016, the Company earned no revenue from this partnership. The amount due from the partnership was $69,977 as of December 31, 2016, included in other assets.

Note 9 - Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $1,523,999 which was $1,423,999 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.58 to 1.

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance, and has determined there are no material events requiring recognition or additional disclosure as of that date.

SUPPLEMENTAL INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital

Stockholders' equity	$ 1,621,044
Additions	
Liabilities subordinated to claims of general creditors	861,000
Deductions	
Other receivables	(148,100)
Employee advances	(8,176)
Due from stockholder	(108,307)
Property and equipment	(90,829)
Other assets	(90,056)
Haircuts on securities	
Debt securities	(304,416)
Other securities	(195,092)
Undue concentration	(13,069)
Net capital	$ 1,523,999

Aggregate Indebtedness

Payables	
Commissions payable	$ 293,388
Accrued expenses and other	588,025
Total aggregate indebtedness	$ 881,413

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 100,000
Capital in excess of minimum requirement	$ 1,423,999
Ratio of aggregate indebtedness to net capital	0.58

Reconciliation with Company's computation:

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Isaak Bond Investments, Inc. and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP

EKS&H LLLP

March 17, 2017
Denver, Colorado



Isaak Bond Investments, Inc. Exemption Report

Isaak Bond Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2015.

The Company had no obligations under 17 C.F.R. § 240.1503-3 throughout the most recent fiscal year without exception.

I, Donald J. Lemek, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
VP-Operations & CFO

March 17, 2017

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Isaak Bond Investments, Inc. and Subsidiary (the "Company") and the Securities Investor Protection Corporation ("SIPC"), with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $71,005 between Total Revenue reported on the Form SIPC-7 and the supporting schedules and a difference of $2,073 between Commissions reported on the Form SIPC-7 and the supporting schedules;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

March 17, 2017
Denver, Colorado

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2875*********************MIXED AADC 220
21410 FINRA DEC
ISAAK BOND INVESTMENTS INC
3900 S WADSWORTH BLVD STE 590
LAKEWOOD CO 80235-2224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Lemek 303-623-7500

2. A. General Assessment (item 2e from page 2) $ 9,863

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,336)

8/16/2016 & 8/24/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,527

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $ 4,527

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

Funds Management Corp.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Isaak Bond Investments Inc.
(Name of Corporation, Partnership or other organization)

Donald Lemek
(Authorized Signature)

Dated the 2nd day of February, 2017.

VP of Operations & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,126,735
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	340,037
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	145,422
Total additions	485,459
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,880
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	131,727
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	338,815
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Office Sublease (Deductions in excess of $100,000 require documentation)	6,100
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 185,281	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	185,281
Total deductions	666,803
2d. SIPC Net Operating Revenues	$ 3,945,391
2e. General Assessment @ .0025	$ 9,863 (to page 1, line 2.A.)